The Integrity Funds
1 Main Street North
Minot, North Dakota 58703

Integrity Funds Distributor, LLC
1 Main Street North
Minot, North Dakota 58703

July 22, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Karen Rossotto, Esq.

Re:	The Integrity Funds (Registration Nos. 33-53698 and 811-07322)

Ladies and Gentlemen:

The undersigned, The Integrity Funds (the “Registrant” or the “Trust”) and Integrity Funds Distributor, LLC (the “Principal Underwriter”), pursuant to the provisions of Rule 461 of the General Rules and Regulations (the “General Rules”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “1933 Act”), hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 90 to the Registrant’s Registration Statement on Form N-1A (the “Current Post-Effective Amendment”) so that the same may become effective on July 29, 2016.

The Current Post-Effective Amendment was filed on July 22, 2016 under Rule 485(a)(1) of the General Rules for the purpose of adding Class I shares to each series of the Registrant, and, in accordance with Rule 485(d) of the General Rules, effectively supersedes Post-Effective Amendment No. 88 to the Registrant’s Registration Statement on Form N-1A filed on May 18, 2016 (the “Prior Post-Effective Amendment”). Taking into account the Form 485BXT filed by the Registrant on July 14, 2016, the Prior Post-Effective Amendment would have become effective on August 1, 2016.

On July 22, 2016, via an EDGAR Correspondence filing addressed to Karen Rossotto of the Commission from Suzanne M. Russell of Chapman and Cutler LLP, the Registrant responded to the Commission’s comments to the Prior Post-Effective Amendment. The Current Post-Effective Amendment was intended to reflect these comments.

As Ms. Russell has discussed with Ms. Rossotto, due to a clerical error, EDGAR class identifiers for one of the Registrant’s series were not included in connection with the filing of the Prior Post-Effective Amendment. As noted above, however, the Commission has previously commented on the Prospectus and SAI for the Fund, the Registrant has responded to such comments, and they have been incorporated in the Current Post-Effective Amendment. Additionally, Rule 485(a)(3) provides that the Commission may declare an amendment filed under Rule 485(a) effective on an earlier date.

We appreciate your consideration of this request and, in light of the circumstances described above, believe that it is consistent with the purposes of the acceleration provisions under the General Rules.

Please call Suzanne Russell of Chapman and Cutler LLP at (312) 845-3446 with any comments or questions concerning this request.

Very truly yours,

The Integrity Funds

By: /s/ Shannon D. Radke
Shannon D. Radke
President

Integrity Funds Distributor, LLC

By: /s/ Shannon D. Radke
Shannon D. Radke
President